CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 12th 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

City Telecom (H.K.) Limited is furnishing under cover of Form 6-K an announcement dated March 12th 2008 in relation to the adjustment of number and exercise prices of share options outstanding.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: March 12th, 2008

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
ADJUSTMENT OF NUMBER AND EXERCISE PRICES
OF SHARE OPTIONS OUTSTANDING
Following the payment of the 2007 Final Dividend on 4 February 2008, the Directors announce the number of share options outstanding at the Record Date i.e. 21 December 2007 and the adjusted number and exercise prices of such options as a result of such payment.
Reference is made to the Company’s circular to Shareholders dated 4 January 2008 (the “Circular”). Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
On 4 February 2008, the Company issued and allotted 11,227,213 New Shares to Shareholders who elected to receive the 2007 Final Dividend in New Shares.
As contemplated in the Circular, the Directors hereby announce that the number of share options outstanding as at 21 December 2007, being the Record Date for determining the entitlement of the Shareholders to the 2007 Final Dividend, was 51,805,000 and their number and exercise prices were adjusted below, with effect from 4 February 2008, as a result of the payment of the 2007 Final Dividend and pursuant to the terms of the share option scheme adopted by the Company on 23 December 2002:-

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	Before share option adjustments		After share option adjustments
	Exercise prices of	Number	Exercise prices of	Number
Date of grant	share options	of share options	share options	of share options
of share options	outstanding	outstanding	outstanding	outstanding
	HK$		HK$
21 October 2004	1.5400	8,190,000	1.5339	8,222,397
5 January 2005	1.5400	16,000,000	1.5339	16,063,292
22 May 2006	0.6600	25,610,000	0.6573	25,711,301
3 July 2006	0.6800	700,000	0.6773	702,769
3 August 2006	0.7100	70,000	0.7072	70,277
22 November 2006	0.7300	135,000	0.7271	135,534
23 May 2007	2.0300	100,000	2.0219	100,396
12 December 2007	2.4500	1,000,000	2.4403	1,003,956

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary
Hong Kong, 12th March 2008
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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